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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                         ------------------------------

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                                (Name of Issuer)

Common Stock, $.01 par value per share                        460337 10 8
    (Title of class of securities)                           (CUSIP number)

                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-3520
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 15, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 460337 10 8                                           13D                                            Page 2 of 5 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SAMUEL J. HEYMAN
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                 USA
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                         52,567,240
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                    52,567,240

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             52,567,240
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           80.3%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 460337 10 8                                           13D                                            Page 3 of 5 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                HEYMAN JOINT VENTURE
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Connecticut
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          114,336
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                             0

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                     114,336


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                114,336
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.2%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------

                  This Amendment No. 6 ("Amendment No. 6") amends the Statement on Schedule 13D (the "Schedule 13D") originally filed on July 3, 1991 by Samuel
J. Heyman, GAF Corporation, G-I Holdings Inc., G Industries Corp. and GAF Fiberglass Corporation (formerly known as GAF Chemicals Corporation), as amended by Amendment No. 1 filed on January 9, 1997, Amendment No. 2 filed on April 1, 1998, Amendment No. 3 filed on July 24, 1998, Amendment No. 4 filed on August 25, 2000 and Amendment No. 5 filed on April 6, 2001, relating to the common stock, par value $.01 per share (the "Common Stock"), of International Specialty Products Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended. This Amendment No. 6 is being filed to report a change in the beneficial ownership of Common Stock by the Reporting Persons resulting solely from a reduction in the number of outstanding shares of Common Stock.

ITEM 5.           Interest in Securities of the Issuer

                  (a), (b) As of the close of business on August 20, 2001, the Reporting Persons may be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), in the aggregate, 52,567,240 shares of Common Stock (of which 239,200 represent shares underlying options awarded to Mr. Heyman under the Company's stock option plan that are exercisable within 60 days of the filing of this Amendment No. 6), representing approximately 80.3% of the Common Stock outstanding on August 10, 2001 as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001.

                  The information in this section is hereby amended to reflect the information contained in the cover pages, all of which is incorporated herein by reference.





             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 21, 2001

                                    /s/   Samuel J. Heyman
                               --------------------------------------------
                               Samuel J. Heyman


                               HEYMAN JOINT VENTURE


                               By:    /s/    Samuel J. Heyman
                                      -------------------------------------
                                      Samuel J. Heyman
                                      General Partner